Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

INSIDE INFORMATION

MANAGEMENT CHANGE

This announcement is issued by Autohome Inc. (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company hereby announces that Mr. Tao Wu (“Mr. Wu”) has resigned from his positions as an executive director and the chief executive officer (the “Chief Executive Officer”) of the Company, effective February 20, 2025. The Company would like to take the opportunity to express its sincere gratitude to Mr. Wu for his valuable contribution to the Company during his tenure.

Furthermore, the Company is pleased to announce that Mr. Song Yang (“Mr. Yang”) has been appointed as an executive director of the Company and the Chief Executive Officer, effective February 20, 2025. The directors of the Company determined that Mr. Yang has valuable and relevant qualifications and experience, and it is in the best interests of the Company to appoint Mr. Yang as an executive director of the Company and the Chief Executive Officer.

Mr. Yang has over 20 years of experience in automotive industry in both China and the U.S. Since he joined Autohome in October 2021, Mr. Yang has served as Senior Vice President overseeing OEM business, new retail business, used car business, and TTP Car Inc.. Before joining Autohome, Mr. Yang held different leadership positions at multiple automakers. From April 2019 to September 2021, he worked at Ford China, serving as President of NDSD (National Distribution & Service Division) and Deputy General Manager of the Passenger Vehicle Division. Prior to that, he served as CEO of Borgward Passenger Vehicle Group and the Chairman of its North American R&D Center from February 2018 to February 2019. He held several key leadership positions in marketing and sales at Dongfeng Nissan and NNA (Nissan North America) from May 2005 to December 2014. Mr. Yang received his bachelor’s degree in economics from Fudan University in July 1995.

By order of the Board
Autohome Inc. Mr. Quan Long
Director and Chairman

Hong Kong, February 20, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Quan Long, Mr. Song Yang, Ms. Keke Ding and Dr. Fan Lu as the directors, and Mr. Junling Liu, Mr. Tianruo Pu, and Dr. Dazong Wang as the independent directors.

*	For identification purposes only